                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                   FORM 11-K




(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934.

                  For the fiscal year ended December 31, 1999

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                  For the transition period from ____ to ____

                       Commission file number:  1-11756

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       Pillowtex Corporation 401(k) Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Pillowtex Corporation
                                 4111 Mint Way
                             Dallas, Texas  75237

                             PILLOWTEX CORPORATION
                                  401(k) PLAN


                Financial Statements and Supplemental Schedule

                          December 31, 1999 and 1998

                  (With Independent Auditors' Report Thereon)

                             PILLOWTEX CORPORATION
                                  401(k) PLAN

                               Table of Contents
                                                                    Page

Independent Auditors' Report                                           1

Statements of Net Assets Available for Benefits as of
   December 31, 1999 and 1998                                          2

Statements of Changes in Net Assets Available for Benefits
   for the years ended December 31, 1999 and 1998                      3

Notes to Financial Statements                                          4


Schedule

Schedule of Assets Held for Investment Purposes at End of Year -
December 31, 1999                                                     10

                          Independent Auditors' Report


The Administrative Committee
Pillowtex Corporation 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of Pillowtex Corporation 401(k) Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Pillowtex Corporation 401(k) Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 26, 2000
Dallas, Texas

                             PILLOWTEX CORPORATION
                                  401(k) PLAN

                Statements of Net Assets Available for Benefits

                          December 31, 1999 and 1998

                                                                                                    1999               1998
                                                                                              ---------------    ---------------
Assets:
    Investments (note 3):
      Mutual funds                                                                            $   14,099,349        11,584,188
      Common stock - Pillowtex Corporation                                                           934,242         1,097,191
      Participants' loans                                                                            907,756           572,509
                                                                                              ---------------    ---------------
                                                                                                  15,941,347        13,253,888

    Cash                                                                                                  --            79,098
    Dividends receivable                                                                               4,610           212,418
    Employee contribution receivable                                                                  15,970                --
    Employer contribution receivable                                                                 644,918         1,167,617
                                                                                              ---------------    ---------------
          Net assets available for benefits                                                   $   16,606,845        14,713,021
                                                                                              ===============    ===============

See accompanying notes to financial statements.

                             PILLOWTEX CORPORATION
                                  401(k) PLAN

          Statements of Changes in Net Assets Available for Benefits

                    Years ended December 31, 1999 and 1998

                                                                                                    1999               1998
                                                                                              ---------------    ---------------
Additions to net assets attributed to:
     Investment income:
          Net appreciation (depreciation) in fair value of
            investments (note 3)                                                              $     (269,640)         1,161,810
          Interest and dividends                                                                   1,231,247          1,085,818
                                                                                              ---------------    ---------------

               Total investment income                                                               961,607          2,247,628
                                                                                              ---------------    ---------------

     Contributions (note 1):
          Participants                                                                             2,151,292          1,951,084
          Employer                                                                                   615,281          1,167,617
                                                                                              ---------------    ---------------
               Total contributions                                                                 2,766,573          3,118,701
                                                                                              ---------------    ---------------
               Total additions                                                                     3,728,180          5,366,329
                                                                                              ---------------    ---------------

Deductions from net assets attributed to:
     Benefits paid to participants                                                                 1,819,207          2,222,070
     Administrative expenses                                                                          15,149                 --
                                                                                              ---------------    ---------------
               Total deductions                                                                    1,834,356          2,222,070
                                                                                              ---------------    ---------------
               Net increase                                                                        1,893,824          3,144,259

Net assets available for benefits:
     Beginning of year                                                                            14,713,021         11,568,762
                                                                                              ---------------    ---------------
     End of year                                                                              $   16,606,845         14,713,021
                                                                                              ===============    ===============


See accompanying notes to financial statements.

                             PILLOWTEX CORPORATION
                                  401(k) PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


(1)  Description of the Plan

     The following brief description of the provisions of the Pillowtex Corporation (the Company) 401(k) Plan (the Plan) is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

     (a)  General

          The Plan is a defined contribution profit sharing plan available to all employees of Pillowtex Corporation (Employer and Company) and its subsidiaries Beacon Manufacturing and Tennessee Woolen Mills who are at least 18 years of age and have completed a one-year period of service, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  Plan Amendments

          Effective January 1, 1999, the Plan was amended and restated to increase the maximum employee contribution percentage from 15% to 20%.

          Effective November 16, 1999, the Plan appointed a new trustee and record keeper. Union Bank of California was succeeded by The Charles Schwab Trust Company (Schwab) as trustee and by Milliman & Robertson, Inc. as record keeper. Plan assets transferred to Schwab were transferred into funds comparable to those offered by Union Bank of California. A new investment fund choice was also added to the Plan.

     (c)  Contributions

          Participants are permitted to contribute from 1% to 20% of their annual compensation to the Plan on a tax-deferred basis. Participants may elect to invest their contributions in any of the available investment funds. Under the Tax Reform Act of 1986, a participating employee's annual contribution is limited to certain amounts as set forth by the Internal Revenue Code.

          The Plan provides for the Employer to make discretionary contributions. Discretionary contributions of the Employer are allocated to participant accounts on the last day of the Plan's fiscal year equal to a percentage of the amount of the salary reduction deferred by the participant. The percentage is determined by the Employer. The Employer made discretionary contributions of $574,405 and $1,142,560 in 1999 and 1998, respectively.

          Non-discretionary Employer contributions are required by collective bargaining agreements covering participants at certain Pillowtex locations. These contributions were $40,876 and $25,057 in 1999 and 1998, respectively.


                                                                     (Continued)

                             PILLOWTEX CORPORATION
                                  401(k) PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


     (d)  Participants' Accounts

          Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (e)  Vesting

          Participants are immediately vested in their contributions and earnings thereon. Vesting in the Employer's elective matching contributions is graduated at 25% per year, beginning at the end of the first year of service, up to 100% after the earlier of four full years of service, age 65, death, or total disability. Participants who separate from service prior to full vesting of their rights forfeit their share of the Employer's contributions to the extent that vesting has not occurred. Amounts forfeited are used to reduce the Employer's matching contributions for the current or future plan years. Forfeitures were $11,637 and $5,761 in 1999 and 1998, respectively.

     (f)  Payment of Benefits

          Upon normal retirement at age 65, death, disability, early retirement or termination of employment, the participant's vested benefits are paid to the member employee or his beneficiary in the form of a lump-sum distribution.

     (g)  Participants' Loans

          The Plan allows participants to borrow amounts from the vested portion of their accounts. Such loans are generally limited to the lesser of 50% of the vested account balance or $50,000. Plan loans must be repaid within five years; however, if the loan is used to acquire the principal residence of the participant, the loan may be repaid over a period determined by the Plan Committee. Interest rates for 1999 ranged from 8.75% to 9.50%.

     (h)  Investment Options

          Effective November 16, 1999, the investments of the Plan were transferred from Union Bank of California to The Charles Schwab Trust Company. This transaction resulted in a change in investment options during 1999.

          Effective November 16, 1999 a participant had the following investment options:

          Schwab Institutional Advantage Money Market Fund - The fund seeks maximum current income by investing primarily in a diversified portfolio of high quality short-term debt securities of major U.S. banks and corporations.

          Strong Government Securities Fund - The fund seeks current income with moderate share-price fluctuation by investing primarily in U.S. government obligations.

                                                                     (Continued)

                             PILLOWTEX CORPORATION
                                  401(k) PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


          Gabelli Westwood Balanced Fund - The fund seeks capital appreciation and current income by investing between 30% and 70% of assets in common stocks or convertible securities issued by seasoned companies with above-average historical earnings growth, or by smaller companies with outstanding potential for capital appreciation. It may invest the balance in investment-grade U.S. dollar or foreign currency-denominated debt. The fund invests at least 25% in fixed income senior securities and up to 25% in foreign securities.

          Vanguard Windsor II Fund - The fund seeks long-term growth of capital by investing primarily in undervalued stocks of medium and large companies, characterized by above-average dividend yields and below-average price/earnings ratios relative to the stock market.

          Neuberger Berman Partners Fund - The fund seeks capital growth by investing primarily in common stocks of established companies with management focusing on securities that it believes are undervalued based on low P/E ratios, consistent cash flow, and support from asset values.

          INVESCO Dynamics Fund - The fund seeks capital appreciation by investing primarily in common stocks of domestic companies with management emphasizing short-term factors when selecting securities, including current information about a company, investor interest, price movements of the company's securities, general market and monetary conditions.

          GAM International Fund - The fund seeks long-term capital appreciation by investing at least 65% of assets in securities issued in at least three foreign countries. It invests primarily in equity securities but may also invest up to 5% of assets in debt securities.

          Pillowtex Corporation Common Stock - Pillowtex common stock is publicly traded on the New York Stock Exchange.

          From January 1, 1999 through November 15, 1999 and for the year ended December 31, 1998, the participant had the following investment options: Union Bank of California Mutual Funds (Highmark Money Market Fund, Highmark Government Securities Fund, and Highmark Balanced
          Fund), Vanguard S&P Index Fund, Fidelity Contrafund, American Century Ultra Fund, and Pillowtex common stock.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Accounting

          The financial statements of the Plan are prepared using the accrual basis of accounting.

                                                                     (Continued)

                             PILLOWTEX CORPORATION
                                  401(k) PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


     (b)  Investment Valuation and Income Recognition

          Effective November 16, 1999, the assets of the Plan are held in the custody of The Charles Schwab Trust Company (Trustee) in conjunction with the assets of the Pillowtex Fieldcrest Cannon 401(k) Plans for Hourly and Salaried Employees. A separate account for each Plan is maintained which reflects the pro rata ownership of the Plan in the respective investments held by the Trustee. All benefits paid to participants are disbursed by the Trustee as instructed and approved by the Plan administrator.

          The Plan's investments in mutual funds and common stock are stated at fair value. The mutual fund investments are valued at quoted market prices which represent the asset values of shares held by the Plan at year end. Capital gain distributions are recorded as dividends in the accompanying financial statements.

          The participant loans are valued at their outstanding balances, which approximate fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     (c)  Administrative Expenses

          Administrative expenses include trustee and investment manager fees which are distributed from plan assets by the Trustee. Certain other administrative expenses of the Plan are paid by the Company including accounting, legal and audit fees and other administrative services.

     (d)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

     (e)  Benefit Payments

          Benefits are recorded when paid.

(3)  Investments

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-
     3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

                                                                     (Continued)

                             PILLOWTEX CORPORATION
                                  401(k) PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


     Investments as of December 31, 1999 are summarized as follows:

                                                                    December 31, 1999
                                                        -----------------------------------------
                                                              Units/                   Fair
                                                              shares                  value
                                                        -------------------     -----------------
     Mutual funds:
      Schwab Institutional Advantage Money
       Market Fund                                   $           2,009,416           2,026,705*
      Strong Government Securities Fund                             86,865             886,621*
      Gabelli Westwood Balanced Fund                                98,098           1,163,540*
      Vanguard Windsor II Fund                                     124,009           3,151,539*
      Neuberger Berman Partners Fund                               129,056           3,124,010*
      INVESCO Dynamics Fund                                        139,763           3,665,786*
      GAM International Fund                                         2,481              81,148
                                                                                -----------------
                                                                                    14,099,349
     Common Stock - Pillowtex Corporation                          151,085             934,242*
     Participant loans                                                                 907,756*
                                                                                -----------------
            Total                                                               $   15,941,347
                                                                                =================

     Investments as of December 31, 1998 are summarized as follows:

                                                                    December 31, 1998
                                                        -----------------------------------------
                                                              Units/                   Fair
                                                              shares                  value
                                                        -------------------     -----------------
     Mutual funds:
      Union Bank of California:
        Highmark Money Market Fund                               2,005,018      $    2,005,018*
        Highmark Government Securities Fund                        100,524           1,009,259*
        Highmark Balanced Fund                                      69,079           1,158,463*
      Vanguard S&P Index Fund                                       22,826           2,601,053*
      Fidelity Contrafund                                           42,517           2,414,528*
      American Century Ultra Fund                                   71,678           2,394,766*
      Pillowtex-Liq Pillowtex Company                                1,101               1,101
                                                                                -----------------
                                                                                    11,584,188*
     Common Stock - Pillowtex Corporation                           41,016           1,097,191*
     Participant loans                                                                 572,509
                                                                                -----------------
            Total                                                               $   13,253,888
                                                                                =================

*Represents 5% or more of total net assets available for benefits.

                                                                     (Continued)

                             PILLOWTEX CORPORATION
                                  401(k) PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


     The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) as follows:

                                                                       Year ended December 31,
                                                                   -------------------------------
                                                                      1999                 1998
                                                                   ----------           ----------
          Investments at fair value as determined by
           quoted market price:
             Mutual funds                                          $ (564,041)           1,471,734
             Company stock                                            294,401             (309,924)
                                                                   ----------           ----------
                                                                   $ (269,640)           1,161,810
                                                                   ==========           ==========

(4)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become vested to the extent of the balance in their account.

(5)  Income Tax Status

     The Internal Revenue Service has determined and informed the Company by letter dated May 17, 1997 that the Plan and related trust are designed in accordance with applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and Plan's management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


(6)  Related Party Transactions

     Certain Plan investments are shares of common stock of Pillowtex Corporation and units of a money market fund managed by The Charles Schwab Trust Company. The Charles Schwab Trust Company is the trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest.

(7)  Subsequent Event

     On January 1, 2000, the salaried participants of the Plan were merged with the participants of the Pillowtex Fieldcrest Cannon 401(k) Plan for Salaried Employees. The name of the new plan was changed to the Pillowtex Corporation 401(k) Plan for Salaried Employees. In addition, the hourly participants of the Plan were merged with the participants of the Pillowtex Fieldcrest Cannon 401(k) Plan for Hourly Employees and the name of the new plan was changed to the Pillowtex Corporation 401(k) Plan for Hourly Employees.

                                                                        Schedule

                             PILLOWTEX CORPORATION
                                  401(k) PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 1999


                                                                                   Description of         Units/          Current
                 Identity of issue                                                   investment           shares           value
------------------------------------------------------                           ------------------     ----------      -----------

Schwab Institutional Advantage Money Market Fund*                                   Mutual funds          2,009,416    $  2,026,705

Strong Government Securities Fund                                                   Mutual funds             86,865         886,621

Gabelli Westwood Balanced Fund                                                      Mutual funds             98,098       1,163,540

Vanguard Windsor II Fund                                                            Mutual funds            124,009       3,151,539

Neuberger Berman Partners Fund                                                      Mutual funds            129,056       3,124,010

INVESCO Dynamics Fund                                                               Mutual funds            139,763       3,665,786

GAM International Fund                                                              Mutual funds              2,481          81,148

Common stock - Pillowtex Corporation*                                               Common stock            151,085         934,242

Participant loans*                                                             Loans to participants                        907,756
                                                                                                                       -------------

         Total investments                                                                                             $ 15,941,347
                                                                                                                       =============

* Party-in-interest

See accompanying independent auditors' report.

                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee which administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              PILLOWTEX CORPORATION 401(K) PLAN

                              By Employee Benefits Committee Appointed
                              Pursuant to the Plan:

Date:  June 28, 2000          /s/ Anthony T. Williams
                              -----------------------------------------
                              Anthony T. Williams, Committee Member and
                              Chairman


Date:  June 28, 2000          /s/ Janet F. Earnhardt
                              -----------------------------------------
                              Janet F. Earnhardt, Committee Member


Date:  June 28, 2000          /s/ Pat Ruiz
                              -----------------------------------------
                              Pat Ruiz, Committee Member


Date:  June 28, 2000          /s/ Jaime Vasquez
                              -----------------------------------------
                              Jaime Vasquez, Committee Member

                                 Exhibit Index


Exhibit
Number                        Document Description
-------                       --------------------

  23.1                 Consent of Independent Auditors